SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For November 9, 2001


                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



                Unit 1106-1110, 11F., Star House 3 Salisbury Road
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F  [X]                Form 40-F   [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes   [ ]                     No  [X]

BONSO ELECTRONICS REPORTS SURGE IN REVENUES;
FIRST HALF EARNINGS LAG UNDER MARGIN PRESSURE

     HONG KONG, November 9, 2001- Bonso Electronics International Inc. (Nasdaq:
BNSO) today announced the highest quarterly sales in its history, but a higher cost of sales on new business resulted in a lower profit during the first six months of fiscal 2002.

     Quarterly revenues jumped 116 percent to $13,848,000 over last year's $6,421,000. Income from operations for the quarter ended September 30, 2001, was $672,000 a decrease of 27 percent compared to income from operations of $925,000 for the comparable period in the prior fiscal year.

     Revenues for the six months ended September 30, 2001 increased 69 percent to $26,429,000 over $15,602,000 from the comparable period in the prior year. Income from operations for the six months ended September 30, 2001 was $1,529,000 a decrease of 26 percent compared to income from operations of $2,062,000 for the comparable period in the prior fiscal year.

     Net income for the six months ended September 30, 2001 was $1,075,000, or $0.19 per share, compared to $2,011,000, or $0.36 per share, for the comparable period in the prior fiscal year. For the three months ended September 30, 2001, net income of $408,000, or $0.07 per share, compares to $825,000, or $0.15 per share, for the comparable period in the prior fiscal year.

     The decline in net income of 47 percent from the first six months of fiscal 2001 reflects the consolidation of Korona Haushaltwaren, GmbH ("Korona"), and continuing pressure on margins from consumer electronics OEM customers, according to Anthony So, Bonso Chairman, CEO and President.

     Revenue gains came both from internal growth and growth associated with the acquisition of Korona, a distributor of household scales in Europe acquired earlier this year. "Korona's cost of sales are considerably higher, and we are addressing that situation as rapidly as possible," Mr. So said. "In addition, lower margins in the electronics contract manufacturing business are part of the ripple effect from a static consumer demand in the U.S. and Europe."

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

Contact:
Bonso Electronics International Inc.
USA Contact:
George O'Leary:       949-760-9611
                      949-760-9607 FAX
Or
Hong Kong Contact:
Cathy Pang:           011-852-2605-5822
                      011-852-2691-1724 FAX


Financial Information follows

                                       ###


                              BONSO ELECTRONICS INTERNATIONAL INC.
                                  CONSOLIDATED INCOME STATEMENT
                                 (In Thousands of U.S. Dollars)
                                            Unaudited


                                          Three months ended Sept 30   Six months ended Sept 30
                                          --------------------------   ------------------------
                                              2001          2000          2001          2000
                                              ----          ----          ----          ----
Net sales                                      13,848         6,421        26,429        15,602
Cost of sales                                 (10,657)       (4,243)      (20,551)      (10,966)
                                           ----------    ----------    ----------    ----------
Gross margin                                    3,191         2,178         5,878         4,636

Selling expenses                                  905            79         1,318           213
Salaries and related costs                        873           580         1,681         1,170
Research and development expenses                  69            49           134            78
Administration and general expenses               672           545         1,216         1,113
                                           ----------    ----------    ----------    ----------
Income from operations                            672           925         1,529         2,062
Other income                                      139           191           282           304
Foreign exchange gains/(losses)                   (10)          (25)          (23)           14
Interest Expenses                                (296)         (119)         (496)         (222)
Consultancy fee                                   (95)         --            (191)         --
                                           ----------    ----------    ----------    ----------
Income before income taxes                        410           972         1,101         2,158
Income tax benefit/(expense)                       (2)         (147)          (26)         (147)
                                           ----------    ----------    ----------    ----------
Net income                                        408           825         1,075         2,011
                                           ----------    ----------    ----------    ----------
Earnings per share
 Basic                                           0.07          0.15          0.19          0.36

 Diluted                                         0.07          0.15          0.19          0.36

Weighted average shares Outstanding         5,539,815     5,527,623     5,539,815     5,527,623
Incremental shares from assumed
  Exercise of warrants and Stock options         --          68,228          --          68,228
Adjusted weighted average shares            5,539,815     5,595,851     5,539,815     5,595,851



                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                    September 30      March 31
                                                    ------------      --------
                                                        2001            2001
                                                        ----            ----
                                                     (unaudited)      (audited)
Assets
------

Current assets
 Cash and cash equivalents                             4,075,587      5,322,397
 Restricted cash deposits                              4,009,920      2,873,898
 Trade receivables, net                                8,736,724      3,518,943
 Inventories, net                                      8,165,410      5,310,889
 Notes receivable                                         73,775      1,086,949
 Income taxes recoverable                                   --             --
 Deferred income tax assets - current                     10,190         10,190
 Other receivables, deposits and prepayments             805,394        619,858
                                                     -----------    -----------
 Total current assets                                 25,877,000     18,743,124
                                                     -----------    -----------

Deposits                                                    --           70,511

Deferred income tax assets - non current                  87,245         87,245

Property, plant and equipment                         19,381,195     18,595,790

Goodwill                                               2,649,385           --
                                                     -----------    -----------
 Total assets                                         47,994,825     37,496,670
                                                     -----------    -----------
Liabilities and shareholders' equity
------------------------------------

Current liabilities
 Notes payable                                         6,336,907      3,234,897
 Accounts payable                                      3,840,966      3,435,626
 Accrued charges and deposits                          2,628,075      1,029,967
 Income taxes payable                                    (86,878)        95,694
 Short-term loans                                      3,782,354      1,086,949
 Current portion of long-term debt and capital
   lease obligations                                     631,349        537,029
                                                     -----------    -----------
 Total current liabilities                            17,132,773      9,420,162
                                                     -----------    -----------
Long-term debt and capital lease obligations,
  net of current maturities                              367,956        403,890

Shareholders' equity

 Common stock par value $0.003 per share
  - authorized shares - 23,333,334                          --             --
  - issued and outstanding shares: 2000-5,712,610;
    2001-5,496,133; 30 September 2001- 5,601,859          16,801         16,484
 Additional paid-in capital                           22,974,871     21,854,160
 Capital Reserves                                           --             --
 Deferred consultancy fee                               (572,130)      (762,840)
 Retained earnings                                     8,003,122      6,927,842
 Accumulated other comprehensive income                  168,932        235,972
 Common stock held in treasury, at cost                  (97,500)      (599,000)
                                                     -----------    -----------
                                                      30,494,096     27,672,618
                                                     -----------    -----------

Total liabilities and shareholders' equity            47,994,825     37,496,670
                                                     ===========    ===========

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BONSO ELECTRONICS INTERNATIONAL INC.
                                         (Registrant)



Date: November 9, 2001                   By: /s/ Henry F. Schlueter
----------------------                   --------------------------
                                         Henry F. Schlueter, Assistant Secretary